SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

(Amendment No. 1)

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

International Wire Group, Inc.
Camden Wire Co., Inc.
International Wire Rome Operations, Inc.
IWG Resources LLC
Omega Wire, Inc.
OWI Corporation
Wire Technologies, Inc.

(Name of Applicants)

101 South Hanley Road
Suite 1050
St. Louis, Missouri 63105
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount

10% Secured Senior Subordinated Notes	$75,000,000

Approximate date of proposed public offering:
Upon the Effective Date under the Plan (as defined herein).

Glenn J. Holler
Chief Financial Officer
101 South Hanley Road
Suite 1050
St. Louis, Missouri 63105

(Name and Address of Agent for Service)

With a copy to:

R. Scott Cohen, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL
ITEM 1. GENERAL INFORMATION
ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE
AFFILIATIONS
ITEM 3. AFFILIATES
MANAGEMENT AND CONTROL
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS
ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES
UNDERWRITERS
ITEM 6. UNDERWRITERS
CAPITAL SECURITIES
ITEM 7. CAPITALIZATION
INDENTURE SECURITIES
ITEM 8. ANALYSIS OF INDENTURE PROVISIONS
ITEM 9. OTHER OBLIGORS
SIGNATURE
Exhibit Index
Form of Indenture
Form of Intercreditor Agreement
Form of Collateral Agreement
Statement of Eligibility and Qualification

FORM T-3

GENERAL

ITEM 1. GENERAL INFORMATION.

     (a) The Applicant, International Wire Group, Inc., is a corporation. The following subsidiaries of the Applicant will guarantee the Securities (defined below), and are co-applicants (the “Co-Applicants”) hereunder. The Co-Applicants have the form of organization and are formed under the laws of the states indicated below:

Jurisdiction of
Legal Names	Organization	Form of Organization
Camden Wire Co., Inc.	New York	Corporation
International Wire Rome Operations, Inc.	Delaware	Corporation
IWG Resources LLC	Nevada	Limited Liability Company
Omega Wire, Inc.	Delaware	Corporation
OWI Corporation	New York	Corporation
Wire Technologies, Inc.	Indiana	Corporation

     (b) The Applicant is a Delaware corporation. The state of formation of each Co-Applicant is indicated in Item 1(a) above.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to offer, under the terms and subject to the conditions set forth in the Second Amended and Restated Disclosure Statement (the “Disclosure Statement”) and an accompanying Second Amended and Restated Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan”) of the Applicant and the Co-Applicants (collectively, the “Debtors”), copies of which are included as Exhibits T3E-1 and T3E-2 to this application, 10% Secured Senior Subordinated Notes (the “Securities”) in an aggregate principal amount equal to $75,000,000. The Securities will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”).

     The Securities are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 1145 of title 11 of the United States Code, as amended (the “Bankruptcy Code”). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the offer and exchange of the Securities under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, Securities will be issued to the holders of the Applicant’s (i) 14% Senior Subordinated Notes due 2005, (ii) 11-3/4% Senior Subordinated Notes due 2005 and (iii) 11-3/4% Series B Senior Subordinated Notes due 2005 in satisfaction of their claims against all of the Debtors.

AFFILIATIONS

ITEM 3. AFFILIATES.

     (a) Set forth below are the affiliates of Applicant and the Co-Applicants prior to and after the date the Plan becomes effective (the “Effective Date”), including a list of all subsidiaries of the Applicant (the “Subsidiaries” and each a “Subsidiary”). Each Subsidiary is, directly or indirectly, wholly owned by the Applicant.

Jurisdiction of Incorporation
Affiliate	or Qualification
Cablerie E. Charbonnet, S.A.	France
Camden Wire Co., Inc.	New York
International Wire Rome Operations, Inc.	Delaware
International Wire S.A.S.	France
International Wire Group S.A.S.	France
Italtrecce-Societa Italiana Trecce Affini S.r.l.	Italy
IWG Durango, S de RL de CV	Mexico
IWG International, Inc.	Barbados
IWG-Philippines, Inc.	Philippines
IWG Resources LLC	Nevada
IWG Services Company, S de RL de CV	Mexico
Omega Wire, Inc.	Delaware
OWI Corporation	New York
Tresse Metallique J. Forissier, S.A.	France
Wire Technologies, Inc.	Indiana

     As of the date of this application, International Wire Holding Company owns 100% of the voting securities of the Applicant. Please note that all equity interests in the Applicant outstanding as of the date of this application will be cancelled as of the Effective Date pursuant to the Plan. International Wire Holding Company will own 4% of the voting securities of the Applicant as of the Effective Date, subject to dilution by options granted to members of management. After the Effective Date, it is expected that the persons described in Item 5 will own ten percent or more of the voting securities of the Applicant. The Applicant owns, directly or indirectly, all of the voting securities of the Co-Applicants as of the date of this application, which will remain the same after the Effective Date. The directors and executive officers of the Applicant and Co-Applicants as identified in Item 4 hereof may be deemed to be affiliates of the Applicant by virtue of their position. Item 4(i)(a) identifies the directors of Applicant prior to the Effective Date and Item 4(i)(b) indicates that those persons who shall serve as directors of the Applicant’s reorganized board of directors as of the Effective Date will be disclosed at or prior to the confirmation hearing of the Plan. It is expected that existing executive officers of the Applicant identified in Item 4(i)(a) shall continue to serve in their current capacities after the Effective Date, other than those officers identified as employees of Hanley Partners, Inc. It is expected that existing officers of each of the Co-Applicants identified in Item 4(ii)(a) shall continue to serve in their current capacities after the Effective Date, other than those officers identified as employees of Hanley Partners, Inc. Item 4(ii)(b) indicates that those persons who shall serve as directors/managers of the Co-Applicant’s reorganized boards of directors as of the Effective Date will be disclosed at or prior to the confirmation hearing of the Plan.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

     (i) Applicant

     (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and officer listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.

Name	Office
Joseph M. Fiamingo	Chief Executive Officer; Director
Rodney D. Kent	President and Chief Operating Officer; Director
David J. Webster†	Chief Restructuring Officer and Secretary
Glenn J. Holler	Senior Vice President and Chief Financial Officer
Donald F. DeKay	Vice President – Finance
Chrysant E. Makarushka	Vice President
Daniel J. Weber†	General Counsel
Kelly E. Wetzler†	Assistant Secretary
Jack D. Furst	Director
Charles W. Tate	Director
John A. Gavin	Director
Thomas P. Danis	Director
Richard W. Vieser	Director
William L. Pennington	Director

     (b) It is expected that existing executive officers of the Applicant shall continue to serve in their current capacities after the Effective Date, other than those officers identified as employees of Hanley Partners, Inc. It currently anticipated that the following persons shall serve as directors of the Applicant’s reorganized Board of Directors as of the Effective Date. The address for each director listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.

Name
Joseph M. Fiamingo
Rodney D. Kent
Peter Blum
David M. Gilchrist, Jr.
Robert A. Hamwee
Mark Holdsworth
Lowell W. Robinson
John T. Walsh
William L. Pennington

     (ii) Co-Applicants

†	Employee of Hanley Partners, Inc.

     (a) (1) The following table sets forth the names of and all offices held by all current directors and executive officers of each of the Co-Applicants other than the Co-Applicant set forth in the table in Item 4(ii)(a)(2). The address for each director and officer listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.

Name	Office
Joseph M. Fiamingo	Chief Executive Officer; Director
David J. Webster†	Senior Vice President and Secretary; Director
Daniel J. Weber†	Assistant Secretary
Kelly E. Wetzler†	Assistant Secretary

          (2) IWG Resources LLC

     The following table sets forth the names of and all offices held by the current manager and executive officers of IWG Resources LLC. The address for the manager and each officer listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.

Name	Office
Joseph M. Fiamingo	Chief Executive Officer
David J. Webster†	Senior Vice President and Secretary; Sole Manager
Kelly E. Wetzler†	Assistant Secretary
Daniel J. Weber†	Assistant Secretary

     (b) (1) It is currently anticipated that the following persons shall serve as the directors and executive officers of each of the Co-Applicants other than the Co-Applicant set forth in Item 4(ii)(b)(2). The address for each director and officer listed below is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.

Name	Office
Joseph M. Fiamingo	Chief Executive Officer; Director
Rodney D. Kent	Chief Operating Officer; Director
Glenn J. Holler	Senior Vice President, Chief Financial Officer and Secretary
Peter Blum	Director
David M. Glichrist, Jr.	Director
Robert A. Hamwee	Director
Mark Holdsworth	Director
Lowell W. Robinson	Director
John T. Walsh	Director
William L. Pennington	Director

          (2) IWG Resources LLC

     It is currently anticipated that Joseph M. Fiamingo shall serve as the Sole Manager and Chief Executive Officer of IWG Resources LLC. The address for Mr. Fiamingo is c/o International Wire Group, Inc., 101 South Hanley Road, Suite 1050, St. Louis, Missouri 63105.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

     (i) Applicant

     (a) As of the date of this application, International Wire Holding Company owns 1,000 shares of common stock of the Applicant, representing 100% of the outstanding voting securities of the Applicant. Please note that all equity interests in the Applicant

†	Employee of Hanley Partners, Inc.

outstanding as of the date of this application will be cancelled as of the Effective Date pursuant to the Plan. International Wire Holding Company will own 4% of the voting securities of the Applicant as of the Effective Date, subject to dilution by options granted to members of management.

     (b) Presented below is certain information regarding each person estimated, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of the Effective Date.

		Estimated	Estimated Percentage of
Name and		Amount to	Voting Securities
Complete Mailing Address	Title of Class Owned	Be Owned	to Be Owned
Bennett Management	Common Stock	1,400,000	14%
Corporation Two Stamford Plaza 281 Tresser Boulevard Stamford, CT 06901
GSCP (NJ), Inc.	Common Stock	1,600,000	16%
500 Campus Drive, Suite 220 Florham Park, New Jersey 07932
Tennenbaum Capital	Common Stock	2,500,000	25%
Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, CA 90405

     (ii) Co-Applicants

          The Applicant owns, directly or indirectly, all of the voting securities of each of the Co-Applicants as of the date of this application and will continue to own all of the voting securities as of the Effective Date.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

     (a) Within the three years prior to the date of the filing of this application, no securities have been offered which are outstanding on the date of this application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (i) Applicant

     (a) (1) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of October 8, 2004. (Subsection (b) below describes the voting rights with respect to the voting securities of Applicant.)

Title of Equity Securities	Amount Authorized	Amount Outstanding
Common Stock	5,000,000	1,000

	Principal Amount Issued	Principal Amount
	Under Applicable	Outstanding as of
Title of Debt Securities	Indenture	March 29, 2004*
14% Senior Subordinated Notes due 2005	$10,000,000	$5,000,000
11-3/4% Senior Subordinated Notes due 2005	$150,000,000	$150,000,000
11-3/4% Series B Senior Subordinated Notes due 2005	$150,000,000	$150,000,000

          (2) The following table sets forth certain information with respect to each class of securities of the Applicant to be authorized and outstanding as of the Effective Date.

Title of Class	Amount Authorized	Amount Outstanding
New Common Stock, par value $0.01 per share	20,000,000	10,000,000
10% Secured Senior Subordinated Notes	$75,000,000	$75,000,000

     (b) As of the date of this application, each share of Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s Common Stock. As of the Effective Date, each share of New Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant’s New Common Stock.

     (ii) Co-Applicants

     The Applicant owns, directly or indirectly, all of the voting securities of each of the Co-Applicants as of the date of this application and will continue to own all of the voting securities as of the Effective Date.

*	Excludes $29,259,306 accrued and unpaid interest as of March 29, 2004.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

     The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

     (a) Events of Default; Withholding of Notice.

     Events of Default under the Indenture occur upon:

          (1) the Applicant defaults in the payment of interest on the Securities when the same becomes due and payable, and such default continues for a period of 30 days;

          (2) the Applicant (i) defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon declaration of acceleration or otherwise or (ii) fails to purchase Securities when required pursuant to this Indenture or the Securities;

          (3) the Applicant or any Guarantor fails to comply with Section 5.01 of the Indenture;

          (4) the Applicant or any Guarantor fails to comply with Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13 and 4.14 of the Indenture (other than a failure to purchase Securities when required under Section 4.06 or 4.08 of the Indenture, which failure shall constitute an Event of Default under clause (2) above) and such failure continues for 30 days after the notice specified below;

          (5) the Applicant or any Guarantor fails to comply with any of its agreements in the Securities, this Indenture or in the Security Documents (other than those referred to in clauses (1)-(4) above) and such failure continues for 60 days after the notice specified below;

          (6) A default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (including any interest thereon) of the Applicant, any Guarantor or any Significant Subsidiary (or the payment of which is guaranteed now or hereafter by the Applicant or any Guarantor or Significant Subsidiary), whether such Indebtedness or Guarantee now exists or shall hereafter be created if (a) the principal, premium, if any, or interest of such Indebtedness (including any interest thereon) is not paid within any applicable grace period or as a result of such default the maturity of such Indebtedness has been accelerated prior to its stated maturity and (b) the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness of the Applicant, the Guarantors and its Significant Subsidiaries the maturity of which has been so accelerated, aggregates $5.0 million or more.

          (7) The Applicant, any Guarantor or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A)	commences a voluntary case;

(B)	consents to the entry of an order for relief against it in an involuntary case;

(C)	consents to the appointment of a Custodian of it or for any substantial part of its property; or

(D)	makes a general assignment for the benefit of its creditors;

     or takes any comparable action under any foreign laws relating to insolvency;

(8)	A court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)	is for relief against the Applicant, any Guarantor or any Significant Subsidiary in an involuntary case;

(B)	appoints a Custodian of the Applicant, any Guarantor or any Significant Subsidiary or for any substantial part of its property; or

(C)	orders the winding up or liquidation of the Applicant, any Guarantor or any Significant Subsidiary; or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

          (9) Any judgment or decree for the payment of money in excess of $10.0 million or its foreign currency equivalent (to the extent not covered by insurance) is entered against the Applicant, a Guarantor or any Significant Subsidiary and remains outstanding for a period of 60 days after such judgment becomes final and non-appealable;

          (10) A Security Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Security Guaranty and the Indenture) or a Guarantor denies or disaffirms its obligations under its Security Guaranty; or

          (11) The security interest under the Security Documents shall, at any time, fail or cease to be in full force and effect for any reason other than the satisfaction in full of all obligations under this Indenture and discharge of the Indenture or any security interest created or purported to be created thereunder shall be declared invalid or unenforceable or the Applicant or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

     The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     A Default under clauses (4) or (5) above is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Securities notify the Applicant of the Default and the Applicant does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”.

     The Applicant shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (4) or (5) above, its status and what action the Applicant is taking or proposes to take with respect thereto. The Trustee shall not be deemed to have notice of any Default or Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default is received by the Trustee, and such notice references the Securities and this Indenture.

     If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Applicant) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Securities may declare the principal of and accrued but unpaid interest on all the Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in clause (7) or (8) above with respect to the Applicant occurs and is continuing, the principal of and interest on all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders. The Holders of a majority in principal amount of the Securities by notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

     If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Securityholder notice of the Default within 90 days after it occurs. Except in the case of a Default in payment of principal of or interest on any Security (including payments pursuant to the mandatory redemption provisions of such Security, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Securityholders.

     (b) Authentication and Delivery of the Securities; Application of Proceeds.

     Two Officers or an Officer and an Assistant Secretary of the Applicant shall sign the Securities for the Applicant by manual or facsimile signature.

     If an Officer or the Assistant Secretary whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

     A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The signature of the Trustee shall be conclusive evidence that the Security has been authenticated under this Indenture.

     There will be no proceeds (and therefore no application of proceeds) from the issuance of the Securities because the Securities will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

     (c) Release or Release and Substitution of Property.

     The Securities and the Indenture will be subject to the terms and conditions of the Intercreditor Agreement attached to this Application as Exhibit T3C-2 (the “Intercreditor Agreement”). Subject to the paragraph below, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents and the Intercreditor Agreement. Additionally, upon the request of the Applicant pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met, then (at the sole cost and expense of the Applicant) the Collateral Agent shall release (or cause to be released) Collateral: (A) to enable the Applicant to consummate asset dispositions permitted or not prohibited under Section 4.06 of the Indenture; (B) if the Applicant provides substitute Collateral with at least an equivalent fair value, as determined in good faith by the Board of Directors of the Applicant; (C) if any Subsidiary that is a Guarantor is released from its Guarantee in accordance with the terms of this Indenture, that Subsidiary’s assets will also be released; (D) as described under Article IX of the Indenture; or (E) upon satisfaction and discharge or this Indenture as described under Article VIII of the Indenture. Upon receipt of such Officers’ Certificate, the Collateral Agent shall promptly execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release, prepared by the Applicant at the expense of the Applicant, to evidence the release of any Collateral permitted to be released pursuant to this Indenture, the Security Documents or the Intercreditor Agreement.

     At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Securities has been accelerated (whether by declaration or otherwise), no release of Collateral pursuant to the provisions of the Security Documents will be effective as against the Securityholders.

     To the extent applicable, the Applicant shall cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest of the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Security Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Applicant except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee and the Collateral Agent in the exercise of reasonable care. Such certificates or opinions will be subject to TIA Section 314(e).

     (d) Satisfaction and Discharge of the Indenture.

     When (1) the Applicant delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.07 of the Indenture) for cancellation or (2) all outstanding Securities have become due and payable, whether at maturity or on a redemption date as a result of the mailing of a notice of redemption pursuant to Article 3 of the Indenture and the Applicant irrevocably deposits with the Trustee cash in U.S. dollars sufficient to pay at maturity or upon redemption all amounts due and owing on all outstanding Securities, including interest thereon to maturity or such redemption date (other than Securities replaced pursuant to Section 2.07 of the Indenture), and if in either case the Applicant pays all other sums payable hereunder by the Applicant, then this Indenture shall, subject to Section 8.01(c) of the Indenture, cease to be of further effect. Upon such event, the Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of the Applicant accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Applicant stating that conditions precedent to the satisfaction and discharge in accordance with Section 8.01(a) of the Indenture have been satisfied.

     (e) Statement as to Compliance.

     The Applicant shall deliver to the Trustee within 90 days after the end of each fiscal year of the Applicant an Officers’ Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicant has kept, observed, performed and fulfilled its obligations under this Indenture and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Applicant is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Applicant is taking or propose to take with respect thereto in compliance with TIA Section 314(a)(4)).

     The Applicant shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (d) or (e) of Section 6.01 of the Indenture, its status and what action the Applicant is taking or proposes to take with respect thereto.

ITEM 9. OTHER OBLIGORS.

     The Applicant’s obligations with respect to the Securities will be guaranteed by the Co-Applicants identified in Item 1(a).

Contents of Application for Qualification. This Application for Qualification comprises—

(a)	Pages numbered 1 to 16, consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified: Filed herewith (see Exhibit T3G).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A-1	Restated Certificate of Incorporation of Applicant (incorporated by reference to Applicant’s current report on Form 10-K for the fiscal year ended December 31, 1996).

Exhibit T3A-2	Certificate of Incorporation of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3A-3	Certificate of Incorporation of International Wire Rome Operations, Inc. (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3A-4	Articles of Organization of IWG Resources LLC (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3A-5	Certificate of Incorporation of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-6	Certificate of Incorporation of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-7	Articles of Incorporation of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-1	Bylaws of Applicant (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-2	Amended and Restated Bylaws of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-3	Bylaws of International Wire Rome Operations, Inc. (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3B-4	Limited Liability Company Agreement of IWG Resources LLC (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3B-5	Bylaws of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-6	Bylaws of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-7	Bylaws of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3C-1	Form of Indenture among Applicant, the Co-Applicants and the Trustee.*

Exhibit T3C-2	Form of Intercreditor Agreement.*

Exhibit T3C-3	Form of Collateral Agreement.*

Exhibit T3D	Not Applicable

Exhibit T3E-1	Second Amended and Restated Disclosure Statement for Debtors’ Second Amended and Restated Joint Plan of Reorganization, dated June 30, 2004 (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3E-2	Debtors’ Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 24, 2004 (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1).

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.

SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, International Wire Group, Inc., a Delaware corporation, and the Co-Applicants have duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Louis, Missouri, on the 8th day of October, 2004.

INTERNATIONAL WIRE GROUP, INC.
By:	/s/ David J. Webster
	Name:	David J. Webster
	Title:	Chief Restructuring Officer & Secretary

Attest:	/s/ Kelly E. Wetzler
Name:	Kelly E. Wetzler
Title:	Assistant Secretary

CAMDEN WIRE CO., INC.
By:	/s/ David J. Webster
	Name:	David J. Webster
	Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler
Name:	Kelly E. Wetzler
Title:	Assistant Secretary

INTERNATIONAL WIRE ROME OPERATIONS, INC.
By:	/s/ David J. Webster
	Name:	David J. Webster
	Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler
Name:	Kelly E. Wetzler
Title:	Assistant Secretary

IWG RESOURCES LLC
By:	/s/ David J. Webster
	Name:	David J. Webster
	Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler
Name:	Kelly E. Wetzler
Title:	Assistant Secretary

OMEGA WIRE, INC.
By:	/s/ David J. Webster
	Name:	David J. Webster
	Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler
Name:	Kelly E. Wetzler
Title:	Assistant Secretary

OWI CORPORATION
By:	/s/ David J. Webster
	Name:	David J. Webster
	Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler
Name:	Kelly E. Wetzler
Title:	Assistant Secretary

WIRE TECHNOLOGIES, INC.
By:	/s/ David J. Webster
	Name:	David J. Webster
	Title:	Senior Vice President & Secretary

Attest:	/s/ Kelly E. Wetzler
Name:	Kelly E. Wetzler
Title:	Assistant Secretary

Exhibit Index

Exhibit No.	Description
Exhibit T3A-1	Restated Certificate of Incorporation of Applicant (incorporated by reference to Applicant’s current report on Form 10-K for the fiscal year ended December 31, 1996).

Exhibit T3A-2	Certificate of Incorporation of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3A-3	Certificate of Incorporation of International Wire Rome Operations, Inc. (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3A-4	Articles of Organization of IWG Resources LLC (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3A-5	Certificate of Incorporation of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-6	Certificate of Incorporation of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3A-7	Articles of Incorporation of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-1	Bylaws of Applicant (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-2	Amended and Restated Bylaws of Camden Wire Co., Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3B-3	Bylaws of International Wire Rome Operations, Inc. (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3B-4	Limited Liability Company Agreement of IWG Resources LLC (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3B-5	Bylaws of Omega Wire, Inc. (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit T3B-6	Bylaws of OWI Corporation (incorporated by reference to the Registration Statement on Form S-1 (33-93970) of Applicant as declared effective by the Securities and Exchange Commission on September 29, 1995).

Exhibit No.	Description
Exhibit T3B-7	Bylaws of Wire Technologies, Inc. (incorporated by reference to the Registration Statement on Form S-1 (333-26925) of Applicant filed with the Securities and Exchange Commission on May 12, 1997).

Exhibit T3C-1	Form of Indenture among Applicant, the Co-Applicants and the Trustee.*

Exhibit T3C-2	Form of Intercreditor Agreement.*

Exhibit T3C-3	Form of Collateral Agreement.*

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Second Amended and Restated Disclosure Statement for Debtors’ Second Amended and Restated Joint Plan of Reorganization, dated June 30, 2004 (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3E-2	Debtors’ Second Amended and Restated Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 24, 2004 (Incorporated by reference to the Form T-3 of Applicant filed with the Securities and Exchange Commission on July 29, 2004).

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1).

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.